April 13, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Amgen Inc.

Registration Statement on Form S-4

File No. 333-252898

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Amgen Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on Thursday, April 15, 2021, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Company requests that it be notified of the effectiveness of the Registration Statement on Form S-4 by telephone call to its counsel Gregory P. Rodgers at (212) 906-2918, followed by written confirmation to the addresses listed on the cover page of the Registration Statement on Form S-4. Thank you for your attention to this matter.

Very truly yours,

AMGEN INC.

/s/ Justin G. Claeys
Justin G. Claeys
Vice President, Finance and Treasurer
Amgen Inc.

cc:	Charles K. Ruck

Latham & Watkins LLP

Gregory P. Rodgers

Latham & Watkins LLP